

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

> **Re:** **Enerpulse Technologies, Inc.**
> **Amendment No. 9 to**
> **Registration Statement on Form S-1**
> **Filed April 30, 2014**
> **File No. 333-191471**

Dear Mr. Gonnella:

We have received your amendment filed April 30, 2014 and have the following comment.

Description of Securities to be Registered, page 72

1. Regarding the warrants you are offering, we note that you have added language on page 73 stating that "[t]he exercise price of the warrants is also subject to adjustment at any time that we issue any shares of our common stock, or securities convertible or exercisable into our common stock, at a price per share below the then current exercise price of the warrants." Please explain how the exercise price of the warrants will be calculated if you issue any shares of your common stock, or securities convertible or exercisable into your common stock, at a price per share below the then current exercise price of the warrants. Please revise to state this feature under Description of Warrants on page 8. In addition, we note that the common stock you are offering and the common shares being offered for resale have an offering price $0.90 per share which is lower than the $1.20 exercise price of the warrants. As such, please clarify if the exercise price of the warrants will be impacted by this current offering. If applicable, in the Summary and the Risk Factors sections please disclose quantitatively how the issuance of the specific securities in this offering at a price below the warrant exercise price may impact the exercise price of the warrants. Please also address this warrant feature in the Risk Factors section. Also, if appropriate, please revise the Dilution section to disclose any dilutive impact.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Mark Lee
        Greenberg Traurig